Exhibit 1

VeriFone and Lipman Announce Closing
Timetable of Key Events

San Jose, California and Rosh Haayin, Israel – September 27, 2006 – VeriFone Holdings, Inc. (NYSE: PAY) and Lipman Electronic Engineering Ltd. (NASDAQ: LPMA; TASE: LPMA) today announced the anticipated timetable for remaining key events leading up to the completion of VeriFone’s pending acquisition of Lipman. As previously announced, each company’s shareholders approved the transaction and the parties expect to complete the merger on November 1 following expiration of a mandatory waiting period under Israeli law.

Pursuant to the merger agreement, Lipman will declare a special cash dividend of $1.50 per share prior to the completion of the merger and Lipman’s shareholders are entitled to elect the form of merger consideration they are to receive, subject to proration as provided for in the merger agreement. This release sets forth the timing for declaration and payment of the special cash dividend, the deadline for submission of election forms by Lipman’s shareholders and the final trading day for Lipman’s ordinary shares.

Special Dividend:

•	Declaration date – Sunday, October 1, 2006

•	Record date – Wednesday, October 11, 2006

•	Ex-dividend date – Thursday, October 12, 2006

•	Dividend payment date – Monday, October 23, 2006

The special cash dividend of $1.50 per share is conditional on declaration by the Lipman board of directors which is currently expected to occur on Sunday, October 1, 2006.

Elections and trading in Lipman shares:

•	Final trading day – Wednesday, October 25, 2006

•	Election deadline – Thursday, October 26, 2006, at 4:00 PM Israel time for shareholders who submit election forms in Israel and 4:00 PM Eastern Time for shareholders who submit election forms in the United States.

•	Closing date – Wednesday, November 1, 2006

Lipman shareholders should return completed election forms in sufficient time that completed forms are received by the relevant exchange agent on or before the election deadline.

•	Lipman shareholders who hold their Lipman shares in book entry form through Tel Aviv Stock Exchange (TASE) member firms should follow the instructions provided by their TASE member firms. Each member firm will then aggregate elections made by its accountholders and forward aggregate elections to Israel Brokerage and Investments – IBI Ltd., the Israeli Exchange Agent before the deadline.

•	Lipman shareholders who are registered owners of their Lipman shares or who hold through American Stock & Transfer Company, Lipman’s U.S. transfer agent, should return completed election forms to Computershare, the U.S. Exchange Agent.

•	Lipman shareholders who hold shares through a bank, broker or other custodian should follow instructions provided by the relevant bank, broker or custodian to direct them to make an election.

Election forms were distributed to Lipman shareholders together with proxy materials for the special meeting of Lipman shareholders. Additional election forms are available from:

o	Computershare, the U.S. exchange agent

(800) 251-4215 (toll free from the U.S. and Canada)

o	Israel Brokerage and Investments – IBI Ltd., the Israeli Exchange Agent

(03) 519 3 444 (from Israel)

o	Innisfree M&A Incorporated, Lipman’s information agent

(888) 750-5834 (toll free from the U.S. and Canada)

or

00800 7710 9970 (toll free from Europe)

or

00800 7710 9971 (toll free from Israel)

VeriFone and Lipman expect that securities and cash accounts of Lipman shareholders will be credited promptly following the closing, taking into account the time required for transfers through any banks, brokers, custodians and other intermediaries.

In the event that any of the key dates set forth in this press release change, VeriFone and Lipman will promptly issue an updated time schedule by press release.

VeriFone currently expects that its common stock will commence trading on the Tel-Aviv Stock Exchange on Wednesday, November 1, 2006 under the trading symbol ‘‘PAY’’.

About VeriFone Holdings, Inc.

VeriFone Holdings, Inc. (‘‘VeriFone’’) (NYSE: PAY), a global leader in secure electronic payment technologies, provides expertise, solutions and services for today with a migration strategy for tomorrow. VeriFone delivers solutions that add value to the point of sale, resulting in improved merchant retention and the generation of new sources of revenue for its partners and customers. VeriFone solutions are specifically designed to meet the needs of vertical markets including financial, retail, petroleum, government and healthcare.

About Lipman Electronic Engineering Ltd.

Lipman Electronic Engineering Ltd. (‘‘Lipman’’) (NASDAQ: LPMA; TASE: LPMA) is a leading worldwide provider of electronic payment systems. Lipman develops, manufactures and markets a variety of handheld, wireless and landline POS terminals, electronic cash registers, retail ATM units, PIN pads and smart card readers, as well as integrated PIN and smart card (‘‘Chip & PIN’’) solutions. In addition, Lipman develops technologically advanced software platforms that offer comprehensive and customized transaction processing solutions for its customers, as well as managed professional services such as on-site and call-center support with remote terminal management.

Lipman's corporate headquarters and R&D facilities are located in Israel. Lipman also maintains offices in the US, United Kingdom, Turkey, China, Spain, Finland, Russia, Italy, Canada and Latin America. For more information visit www.lipman.biz.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological and/or regulatory factors, and other risks and uncertainties affecting the operation of the business of VeriFone Holdings, Inc. and Lipman Electronic Engineering Ltd. For a list and description of such risks and uncertainties, see our filings with the Securities and Exchange Commission (the ‘‘SEC’’). VeriFone and Lipman are under no obligation to, and expressly disclaim any obligation to, update or alter their forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Important Additional Information

In connection with the proposed transaction, VeriFone filed a registration statement on Form S-4 (Registration No. 333-134928), including a proxy statement of VeriFone, with the Securities and Exchange Commission (the ‘‘SEC’’) that was declared effective on August 8, 2006, and published a prospectus in Israel on August 10, 2006. Investors and securityholders are urged to read the registration statement, including the proxy statement (and all amendments and supplements to it) and other materials that VeriFone may file with the SEC when they become available, because they contain important information. Investors and securityholders will be able to obtain free copies of the registration statement, including the proxy statement, as well as VeriFone’s other filings, without charge, at the SEC’s Web site (www.sec.gov) when they become available. Copies of VeriFone’s filings may also be obtained without charge from VeriFone at VeriFone’s Web site (www.verifone.com) or by directing a request to: VeriFone Holdings Inc., 2099 Gateway Place, Suite 600, San Jose, CA 95110 (Tel: +1-408-232-7979, Attention: Director, Corporate Development & Investor Relations).

VeriFone, Lipman and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding VeriFone’s directors and executive officers is available in VeriFone’s 2005 Annual Report on Form 10-K filed with the SEC on December 20, 2005 and VeriFone’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on February 17, 2006, and information regarding Lipman’s directors and executive officers is available in Lipman’s 2005 Annual Report on Form 20-F filed with the SEC on March 9, 2006. Additional information regarding the interests of such potential participants is included in the registration statement and proxy statement, and the other relevant documents filed with the SEC.